Filed Pursuant to Rule 433
Registration Statement No. 333-262557
CAPPED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Payout Profile at Maturity
•    1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
•    A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than [6.00% to 12.00%] (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)
•    1-to-1 downside exposure to decreases in the Market Measure beyond a [6.00% to 12.00%] decline, with up to [94.00% to 88.00%] of your principal at risk

Participation Rate	100.00%
Capped Value	$11.00 per unit, a 10.00% return over the principal amount
Threshold Value	[94.00% to 88.00%] of the Starting Value of the Market Measure, to be determined on the pricing date.
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will either increase moderately over the term of the notes or decrease to a level which is not below the Threshold Value, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036123031961/brhc20055110_fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Any positive return on the notes is limited. The notes provide for a positive return if the level of the Index increases or does not decrease by more than [6.00% to 12.00%]. However, any positive return on the notes based on the appreciation of the Index is limited to the return represented by the Capped Value and may be less than that of a comparable investment directly in the stocks included in the Index. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be [94.00% to 88.00%] of the Starting Value, any positive return due to the depreciation of the Index is limited to [6.00% to 12.00%] (the actual Threshold Value, and by extension, the cap on the positive return due to the depreciation of the Index, will be determined on the pricing date). Any decline in the Ending Value from the Starting Value by more than [6.00% to 12.00%] will result in a loss, rather than a positive return, on the notes. In contrast, for example, a short position in the Index (or the stocks included in the Index) would allow you to receive the full benefit of any decrease in the level of the Index (or the stocks included in the Index).

•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

The final terms of the notes will be set on the pricing date within the given range. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.90	-91.00%
-50.00%	$5.90	-41.00%
-30.00%	$7.90	-21.00%
-20.00%	$8.90	-11.00%
-9.00%(1)	$10.90	10.90%
-5.00%	$10.50	5.00%
-3.00%	$10.30	3.00%
0.00%	$10.00	0.00%
2.00%	$10.20	2.00%
5.00%	$10.50	5.00%
10.00%	$11.00(2)	10.00%
20.00%	$11.00	10.00%
30.00%	$11.00	10.00%
40.00%	$11.00	10.00%
50.00%	$11.00	10.00%
100.00%	$11.00	10.00%
(1)	This hypothetical percentage change corresponds to the hypothetical Threshold Value.
(2)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.